SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. __)

                           Western Sizzlin Corporation

                      ------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     ----------------------------------------
                         (Title of Class of Securities)


                                    959542101
                          -----------------------------
                                 (CUSIP Number)


                                 Shawn Sedaghat
                9701 Wilshire Blvd. #1110, Beverly Hill, CA 90201
                                  (310)205-9038
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 23, 2005
                          -----------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

CUSIP NO. 959542101                                                  Page 2 of 5
          ---------


1     NAME OF REPORTING PERSON

      Shawn Sedaghat

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) / /   (B) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7     SOLE VOTING POWER

      717,000

8     SHARED VOTING POWER

      0

9     SOLE DISPOSITIVE POWER

      717,000

10    SHARED DISPOSITIVE POWER

      0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      717,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*  / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      6.02%

14    TYPE OF REPORTING PERSON*

      IN

CUSIP NO. 959542101                                                  Page 3 of 5
          ---------

ITEM 1.   SECURITY AND ISSUER.

          Securities:  Common Stock $.01 par value per share (the "Shares")
          Issuer: WESTERN SIZZLIN CORPORATION (the "Company" or the "Issuer") 317 Kimball Avenue, N.E.
                   Roanoke, Virginia  24016

ITEM 2.   IDENTITY AND BACKGROUND.

     This statement is being filed by Shawn Sedaghat ("Reporting Person") whose principal business is cosmetics and packaging distribution and his principal business address is PKG Group LLC, 9701 Wilshire Blvd. Suite 1110, Beverly Hills, CA 90212. The Reporting Person is a citizen of the United States. During the past five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          As of March 24, 2005, Reporting Person has purchased $537,400 of Shares of the Issuer using his personal funds.

ITEM 4.   PURPOSE OF THE TRANSACTION.

          The Shares were acquired for investment purposes. However, the Reporting Person may hold talks or discussions with various parties, including, but not limited to, the Issuer's management, its board of directors and other shareholders on a variety of possible subjects regarding ways to increase shareholder value. Some of the suggestions the Reporting Person might make may affect control of the Issuer and/or may relate to the following: the merger, acquisition or liquidation of the Issuer, the sale or transfer of the assets of the Issuer, a change in the board of directors or the management of the Issuer, a change in the present capitalization or dividend policy of the Issuer or a change in the Issuer's charter or bylaws. The Reporting Person intends to pay close attention to developments at and pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant by the Reporting Person, the Reporting Person may, directly or indirectly, purchase additional Shares of the Issuer or dispose of some or such Shares in open-market transactions or privately negotiated transaction.

CUSIP NO. 959542101                                                  Page 4 of 5
          ---------


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          As the holder of sole voting and investment authority over the Shares owned by Reporting Person, Reporting Person may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 717,000 Shares representing approximately 6.02% of the outstanding shares (based upon 11,908,571 shares outstanding as of November 11, 2004, as reported on the latest 10-Q of the Issuer )

     The Reporting Person effected transaction in the Shares during the past 60 days as set forth below:


     Date                 Type               Amount of Shares     Price/Share
     ----                 ----               ----------------     -----------
   03/04/05       Open Market Purchase          184,500.00          $0.7500
   03/04/05       Open Market Purchase           20,000.00          $0.7325
   03/07/05       Open Market Purchase           5,000.00           $0.7500
   03/08/05       Open Market Purchase           5,000.00           $0.7500
   03/14/05       Open Market Purchase           15,000.00          $0.7500
   03/17/05       Open Market Purchase           2,500.00           $0.7500
   03/21/05       Open Market Purchase           5,000.00           $0.7500
   03/23/05       Open Market Purchase          475,000.00          $0.7500
   03/24/05       Open Market Purchase           5,000.00           $0.7500


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not applicable


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Not applicable

CUSIP NO. 959542101                                                  Page 5 of 5
          ---------


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED: April 4, 2005

                                             By: /s/Shawn Sedaghat
                                                 -------------------------------
                                                 Shawn Sedaghat